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                          June 1, 2023

       Dr. Steve N. Slilaty
       Chief Executive Officer
       Sunshine Biopharma, Inc
       6500 Trans-Canada Highway
       4th Floor
       Pointe-Claire, Quebec, Canada H9R 0A5

                                                        Re: Sunshine Biopharma,
Inc
                                                            Registration
Statement on Form S-3
                                                            Filed May 25, 2023
                                                            File No. 333-272197

       Dear Dr. Steve N. Slilaty:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeff Cahlon, Esq.